12014937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2012
Washington, DC
123

SEC FILE NUMBER
8-65205

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/11** (mm/dd/yy) AND ENDING **12/31/11** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **New Albion Partners, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 462
(No. and Street)

San Francisco (City) **California** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Gasparini **415-544-9100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11

OATH OR AFFIRMATION

I, **George Gasparini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **New Albion Partners, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 13th
Day of March, 2012, **by**
George Gasparini
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Signature

Managing Member
Title

Notary Public

APRIL M. JOHNSON
COMM. #1868368
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2013

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New Albion Partners, LLC

December 31, 2011

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
New Albion Partners, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of New Albion Partners, LLC, (the "Company") as of December 31, 2011 and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Albion Partners, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

E Wintter + Associates

March 12, 2012

New Albion Partners, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	285,482
Due from clearing broker		978,518
Commissions receivable, net of $50,000 allowance		377,653
Prepaid expenses and other assets		41,593
Furniture and equipment, net of $59,984 accumulated depreciation		89,608
Total Assets	$	1,772,854
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	164,177
Accrued expenses		71,513
Commissions payable		120,774
Accrued compensation		44,044
Total Liabilities	$	400,508
Member's Equity		1,372,346
Total Liabilities and Member's Equity	$	1,772,854

See independent auditor's report and accompanying notes.

New Albion Partners, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2011

Revenue		
Commissions	$	4,640,580
Interest and other income		44,677
Total Revenue		4,685,257
Expenses		
Clearing fees and floor brokerage		1,591,384
Compensation		1,560,702
Commission expense		602,332
Occupancy costs		472,549
Quote and research fees		376,840
Professional fees		275,879
Communications		95,473
Bad debt expense		16,777
Depreciation		6,555
Other operating expenses		397,022
Total Expenses		5,395,513
Net Loss	$	(710,256)

See independent auditor's report and accompanying notes.

New Albion Partners, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2011

December 31, 2010	$ 2,082,602
Net loss	(710,256)
December 31, 2011	$ 1,372,346

See independent auditor's report and accompanying notes.

New Albion Partners, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net loss	$	(710,256)
Adjustments to reconcile net loss		
to net cash provided (used) by operating activities:		
Bad debt expense		16,777
Depreciation		6,555
Loss on disposal of assets		1,506
(Increase) decrease in:		
Due from clearing broker		25,031
Commissions receivable		146,611
Prepaid expenses and other assets		66,681
Increase (decrease) in:		
Accounts payable		120,906
Accrued expenses		7,294
Commissions payable		(30,817)
Accrued compensation		(97,444)
Net Cash Used by Operating Activities		(447,156)
Cash Flows from Investing Activities		
Purchase of furniture and equipment		(54,034)
Net Cash Used by Financing Activities		(54,034)
Net Decrease in Cash and Cash equivalents		(501,190)
Cash and cash equivalents at beginning of year		786,672
Cash and Cash Equivalents at End of Year	$	285,482

See independent auditor's report and accompanying notes.

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2011

1. **Organization**

New Albion Partners, LLC (previously Casey Professional Services, LLC) (the "Company") was originally formed as a corporation on November 14, 2001 and subsequently converted to a California limited liability company on June 30, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC ("Securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Furniture and Equipment
Furniture and equipment are carried at cost. Repairs, maintenance and minor replacements are expensed as incurred. Depreciation is computed using the accelerated and straight-line methods over the estimated useful lives of the assets, which are three to seven years for furniture, fixtures and office equipment.

Commission Revenue
Brokerage commissions and related clearing and floor brokerage expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $863,532 which exceeded the requirement by $836,831.

4. Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan which covers all employees who are over the age of 21 and have completed one year of service. The plan provides for matching employee contributions of 25% of the elective deferral which does not exceed 4% of compensation. Additionally, the plan allows for discretionary contributions by the Company which are determined annually by the management. Employer contributions vest over six years of service and employee contributions are always 100% vested. For the year ended December 31, 2011, the Company made no matching or discretionary contributions to the plan.

5. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2011, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $12,102.

Due from clearing broker consists of cash of $224,635 and money market funds of $753,883 which are held at Goldman Sachs.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Lease Obligations

The Company leases office space in New York, New York. The lease term began on January 19, 2011 and expires on January 18, 2015. The future annual minimum lease payments are as follows:

2012	$ 157,561
2013	161,972
2014	166,515
2015	171,194
Total	$ 657,242

For 2011, rental expense related to this lease amounted to $140,274 and is included in occupancy costs.

8. Related Party Transactions

The Company uses Securities, its parent company, to execute options orders and pays for these services. For the year ended December 31, 2011, the Company paid Securities $56,528 for these services. This amount is included in clearing fees and floor brokerage expense.

The Company pays one-half of the rent expense incurred by Securities for office space shared by both entities. For the year ended December 31, 2011, the Company paid $57,206 in rent. This amount is included in occupancy costs.

The Company pays Securities a monthly fee of $20,000 for administrative and other services provided by Securities. For the year ended December 31, 2011, the Company paid Securities $240,000 for these services. This amount is included in occupancy costs.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Employment Agreements

The Company has employment agreements with several of its key employees with provisions that the employees are entitled to payments under the agreement for commissions and bonuses only after management has set aside the appropriate reserve amounts necessary to meet all regulatory and financial compliance requirements and any additional reserves management deems appropriate.

10. Subsequent Events

The Company has evaluated subsequent events through March 12, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

New Albion Partners, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net Capital		
Total member's equity	$	1,372,346
Less: Non-allowable assets		
Commissions receivable, net		362,535
Prepaid expenses and other assets		41,593
Furniture and equipment, net		89,608
Total non-allowable assets		493,736
Net capital before haircuts		878,610
Less: Haircut on securities		15,078
Net Capital		863,532
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $400,508 or $5,000, whichever is greater		26,701
Excess Net Capital	$	836,831

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2011	$	718,105
Increase in member's equity		233,389
Increase in non-allowable assets		(72,884)
Increase in haircuts		(15,078)
Net Capital Per Above Computation	$	863,532

See independent auditor's report and accompanying notes.

New Albion Partners, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Goldman Sachs or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
New Albion Partners, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of New Albion Partners, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. W. Hatt + Associates

March 12, 2012

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
New Albion Partners, LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by New Albion Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting $20,395 more revenue reported on the audited Form X-17A-5;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting $97,553 more adjustments reported on the audited Form X-17A-5;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 12, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec. 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065205 FINRA DEC
NEW ALBION PARTNERS LLC 11*11
220 MONTGOMERY ST STE 462
SAN FRANCISCO CA 94104-3536

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn M. White (415)544-910[illegible]

2. A. General Assessment (item 2e from page 2) $ 7,978.-

B. Less payment made with SIPC-6 filed (exclude interest) (4,176.-)

10-18-11
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 3,802.-

E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,802.-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,802.-

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

New Albion Partners, LLC
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Dated the 23rd day of Feb., 20 12.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2011 and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,664,862.-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,446,756
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest on savings & fee w/os (Deductions in excess of $100,000 require documentation)	26,794.-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	Ø
Total deductions	1,473,550.-
2d. SIPC Net Operating Revenues	$ 3,191,312.-
2e. General Assessment @ .0025	$ 7,978.- (to page 1, line 2.A.)

New Albion Partners, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

New Albion Partners, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants